
07005288

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8 - 44108

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Robert R. Meredith & Co., Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Lexington Ave.
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Potter (212) 969-9292
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

4 Becker Farm Road	Roseland	New Jersey	07068
(Address)	(City)	(State)	(Zip Code)

PROCESSED
APR 1 3 2007
THOMSON FINANCIAL

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions


SEC MAIL PROCESSING
RECEIVED
APR 0 2 2007
199

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

I, William Potter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Robert R. Meredith & Co., Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

William Potter / Chairman

Title



Notary Public

LISA PASHKOFF
Notary Public, State of New York
No. 02PA6038920
Qualified in New York County
Commission Expires March 20, ~~2002~~ 2010

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Robert R. Meredith & Co., Inc.

We have audited the accompanying statement of financial condition of Robert R. Meredith & Co., Inc. (the "Company") as of December 31, 2006. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Robert R. Meredith & Co., Inc. as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
March 30, 2007

ROBERT R. MEREDITH & CO., INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2006

ASSETS		
Cash and cash equivalents	$	11,854
Receivable from clearing broker		141,105
Due from affiliates		319,889
Other assets		25,027
	$	497,875
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities, accounts payable and accrued expenses	$	57,777
Stockholder's equity		
Common stock, no par value, authorized 200 shares, issued and outstanding 100 shares		100,000
Additional paid-in capital		702,444
Accumulated deficit		(362,346)
Total stockholder's equity		440,098
	$	497,875

See accompanying notes to financial statements.

1. Nature of operations

Robert R. Meredith & Co., Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company is a wholly-owned subsidiary of Meredith Financial Group Inc. ("MFG"). The Company's operations primarily consist of private placements and securities transactions which are executed on either an agency or riskless principal basis on behalf of its customers.

2. Summary of significant accounting policies

Cash and Cash Equivalents

The Company considers money market accounts and all highly-liquid debt instruments with original maturities of three months or less to be cash equivalents.

Revenue and Expense Recognition from Securities Transactions

Securities transactions and the related revenues and expenses are recorded on a trade-date basis. Revenues derived from commissions earned on the sale of securities are recorded on a trade-date basis as security transactions occur. Investment banking revenues are recorded upon receipt of any retainers and upon the closing of a deal.

Income Taxes

The Company files its federal, state and city income tax returns on a consolidated basis with its Parent. Income taxes are allocated to each company within the consolidated group as if each company filed its income tax returns separately. The current provision for income taxes as well as the deferred tax benefit is recorded in the receivable from its parent. The Company complies with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", which requires the recognition of deferred tax assets and liabilities for both the expected future tax impact of differences between the financial statement and tax bases of assets and liabilities, and for the expected future tax benefit to be derived from tax loss carryforwards. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Net capital requirements

The Company is a member of the NASD and is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2006, the Company's net capital was $95,182 which was $90,182 in excess of its minimum requirement of approximately $5,000.

4. Activities of clearing broker

Pursuant to an agreement with its clearing broker, the Company is required to maintain a clearing deposit of $100,000.

5. Related party transactions and liquidity

At December 31, 2006, the Company had a net receivable from MFG aggregating approximately $320,000. In addition, the Company is dependent upon MFG for the continuing provision of resources such as overhead and personnel. The Company's Parent, MFG, did not generate positive cash flow from operations for the year ended December 31, 2006. MFG believes that its current cash resources, coupled with management's aggressive cost cutting measures of overhead, personnel, and facility expenses, should be adequate to fund its own operations as well as the Company's operations for the year ending December 31, 2006. The Company's long-term liquidity is dependent on its ability to develop working capital and attain future profitable operations.

6. Leases

During 2006, the Company rented its facility under a lease which was originally set to expire in September 2009. In February 2006, MFG, including the Company, reached a settlement agreement with the lessor to be relieved of any further liability under this lease. At December 31, 2005, the Company was obligated under a letter of credit for $100,000, which was collateralized by restricted cash. In exchange for the release, MFG paid approximately $200,000, of which $100,000 was released from restricted cash, to the lessor which primarily consisted of past due rent. The Company recorded a gain on lease settlement, which resulted from the difference between the monies paid to the lessor in exchange for the release and the existing liability associated with exiting the lease before the expiration date. The resulting difference was approximately $54,000, of which the Company recorded a gain of $11,000 based on the Company's proportionate allocation of facility expenses.

In February 2006, MFG reached an agreement to rent office space on a month-to-month basis for approximately $6,000 per month.

7. Income taxes

The Company's deferred income tax asset aggregating approximately $90,000 results primarily from reserve for doubtful accounts, affiliate of approximately $201,000. The Company has established a valuation allowance equal to the deferred income tax asset as of December 31, 2006. For the year ended December 31, 2006, the decrease in the deferred tax asset of $104,000 was offset with a corresponding decrease in the valuation allowance to the deferred tax asset.

Income taxes (benefit) for the year ended December 31, 2006 are summarized as follows:

Current	
Federal	$ 22,000
State and city	8,000
	30,000
Deferred	
Federal	21,000
State and city	8,000
	29,000
Change in valuation allowance	(59,000)
Deferred taxes, net of change in valuation allowance	(30,000)
Total income taxes	$ -
Effective tax rate	45%

8. Concentrations

Pursuant to its clearance agreement, the Company introduces all of its securities transactions to its sole clearing broker on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts.

In addition, the receivable from the clearing broker is pursuant to this clearance agreement.

The Company maintains its cash in financial institutions, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not subject to significant credit risk on cash.

9. Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

10. Subsequent events

In February 2007, MFG signed an operating lease for shared office space which provides for minimum monthly rentals of $8,000 through January 2008. In addition to the base rent, the lease provides for MFG to pay 50% of all taxes, utilities, and general operating expenses for shared services.

In March 2007, MFG entered into an Agreement and Plan of Merger (the "Agreement") with Torus FS Inc. and Torus FS PLC. The Agreement will give the Company greater opportunities to increase its brokerage business activities including investment banking through the additional financial resources and business relationships provided by Torus FS Inc.

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors of
Robert R. Meredith & Co., Inc.

In planning and performing our audit of the financial statements and supplemental schedule of Robert R. Meredith & Co., Inc. (the "Company"), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the

entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. However, we noted the following matters involving the control environment and its operations that we consider to be material weaknesses as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of the Company for the year ended December 31, 2006, and this report does not affect our report thereon dated March 30, 2007.

Segregation of Duties

Individual members of management have the sole responsibility to initiate, authorize, and process cash disbursements. In addition, a member of management can initiate transaction and is responsible for all accounting and financial reporting. A properly designed system of internal control would include segregation of duties for these functions.

Management Response

Management of the Company believes the cost of correcting this control deficiency would exceed the benefits to be derived from doing so. Management of the Company believes it is not practicable in an organization the size of the Company to achieve all the divisions of duties and cross-checks generally included in a system of internal control, and that, alternatively, greater reliance must be placed on surveillance by management.

Adjustments to the Financial Statements

During the audit, we proposed adjustments to and disclosures in the Company's financial statements, which were approved by management. An effective system of internal control would have included these adjustments and disclosures.

Management Response

The proposed audit adjustments and disclosures did not affect the net capital of the Company.

The Company's written response to the material weaknesses identified in our audit has not been subjected to the auditing procedures applied in the audit of the financial statements and, accordingly, we express no opinion on it.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
March 30, 2007

END